Exhibit 99.1

Corporate Presentation | July 2022 Freezing cancer in its tracks (NASDAQ & TASE: ICCM) icecure - medical.com IceCure Medical enabling non-surgical, treatment of cancerous tumors Nasdaq & TASE: ICCM

Forward Looking Statement Disclaimer: IMPORTANT : The following applies to this document, the oral presentation of the information in this document by IceCure Medical Ltd . (the “Company”, “we” or “us”) and any question - and - answer session that will follow the oral presentation (collectively, the “Presentation”) . This Presentation contains express or implied forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . federal securities laws . For example, we are using forward - looking statements when we discuss our regulatory, marketing and commercialization strategy, the expected timing of obtaining regulatory approval for our various products, patient trials and clinical data readout, proposed trials that may occur in the future, the timing and implementation of our collaborations with various partners and the execution of definitive agreements relating to such collaborations and the potential benefits and impact our products could have on improving patient health care . These forward - looking statements and their implications are based on the current expectations of our management only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements . The following factors, among others, could cause actual results to differ materially from those described in the forward - looking statements : changes in technology and market requirements ; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials ; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community ; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products ; unforeseen scientific difficulties may develop with our process ; our products may be more expensive than we anticipate ; results in the laboratory may not translate to equally good results in real clinical settings ; our patents may not be sufficient ; our products may harm recipients ; changes in legislation ; inability to timely develop and introduce new technologies, products and applications ; and loss of market share and pressure on pricing resulting from competition . Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . For a more detailed description of the risks and uncertainties affecting us, reference is made to our reports filed from time to time with the U . S . Securities and Exchange Commission . This Presentation does not constitute or form part of and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company or any other entity, and nothing contained herein shall form the basis of or be relied on in connection with any action, contract, commitment or relating thereto or to the securities of the Company . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the Presentation . The Presentation has not been independently verified and will not be updated . The Presentation, including but not limited to forward - looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results . 2 Nasdaq & TASE: ICCM

Introducing ProSense®
Non-surgical Next-Generation Cryoablation Technology

Cryoablation is a minimally invasive image guided (US or CT) treatment that uses extreme cold to freeze and accurately destroy diseased tissue within the tumor zone

IceCure's flagship product ProSense® cryoablates tumors quickly and with minimal pain*

Utilizing effective liquid nitrogen (LN2) for maximum freezing, safety and efficacy


CANCER TUMORS
Destroyed at Physician's Office

http://www.youtube.com/watch?v=TfhQJ3SN6wQ

* freezing effect on tissue from cryoablation produces less pain compared to heat ablation

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Company Highlights

ICE3 Breast Cancer Trial in US for FDA approval in treating early-stage breast tumors

FDA CE

Regulatory approval in 14* countries including U.S. and Europe

Growing number of global distribution agreements

Wide market applications
$2.4 B tumor ablation market
by 2028 †

The American Society of Breast Surgeons

Collaboration with ASBrS for registry trial and update of guidelines

CPT III code for breast cancer cryoablation

28 patents in IP portfolio for advanced LN_2 technology

Successful transition from clinical and R&D stages to commercialization

Excellent Patient & Physician Feedback

*China – system only †Estimated, according to Grand View Research, Inc. (www.grandviewresearch.com/industry-analysis/tumor-ablation-market) Data is for all tumor ablation technologies and indications, including heat ablation Cryoablation, RF, MW and others. The information herein has not been independently verified by the company

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Market Opportunities

Tumor Ablation

Tumor Ablation Market Expected To Reach $2.4 Billion in 2028†


13.2% CAGR
$2.4B
$1.0B
2021
2028

(CAGR) Potential driven by non/minimal invasive treatments such as Cryoablation†

- ↑ Growing cancer burden
- ↑ Increasing demand for non/minimal-invasive solutions
- ↑ Push for reduced cost of care by insurers and payers

US Cryoablation

Breast Tumors

~340K new breast cancer patients estimated in 2022*
10% of female pop. est. to have fibroadenomas**

Breast Cancer | Breast Fibroadenoma

Interventional Radiology

118K New kidney and liver cancer patients in 2021*

Kidney Cancer | Lung Cancer | Bone Cancer | Additional future indications *(Such as Prostate Cancer)* | Liver

†Estimated, according to Grand View Research, Inc. (www.grandviewresearch.com/industry-analysis/tumor-ablation-market) Data is for all tumor ablation technologies and indications, including heat ablation Cryoablation, RF, MW and others. The information herein has not been independently verified by the company

* American Cancer Society – About Breast Cancer. - https://www.cancer.org/content/dam/CRC/PDF/Public/8577.00.pdf
**https://www.ncbi.nlm.nih.gov/books/NBK535345/#article-18600.s6

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Regulatory approvals worldwide FDA Approval for general minimally - invasive cryoablation applications , specific indications including: Kidney, Liver, Neurology, Fibroadenoma FDA Breakthrough Devices Designation for T 1 invasive breast cancer and/or breast cancer not suitable for surgical alternatives, prostate, kidney, and liver tumors CE Approval for benign or malignant tissue of: Breast, Lung, Musculoskeletal (bone), Liver & Kidney tumors incl. palliative interventions Rest of World Approvals : Israel, Singapore, Hong - Kong, India, Thailand, Australia, South Africa, China (IceSense3 System only) – same clinical indications as CE approval Russia, Taiwan, Costa - Rica, and Mexico (approved clinical indications may vary) 6 Nasdaq & TASE: ICCM

Clinical evidence

Breast cancer:
ICE3 Trial

- ***98% recurrence free in the ICE3 trial*** as of April 2021 in small, low-risk, early-stage malignant breast tumors (190 out of the 194 eligible patients did not have recurrence)

Japan Independent Trial*

- 304 of the 400 patients who were treated with cryoablation between 2006 and 2019; 99% recurrence free rate of breast cancer

Fibroadenoma:
Finalized ICE Crystal Trial

Musculoskeletal (Bone):

- Mainly palliative and local control cases in Israel, Italy, France, and Spain

Kidney cancer:
Israel ICE Secret Trial, 120 cases
Initial results reported **

- 45 small kidney masses (≤ 4cm) treated in 42 patients at 1 year follow-up (average follow-up period was 18.2 months)
- Recurrence free rate was 93%
  One serious adverse event was reported

Lung cancer:
Japan Independent Clinical Trial ***
Peer reviewed article on 101 cases

- Highlighted that the use of cryoablation treatment with only one needle for the majority of the patients in the trial represented an advantage in comparison to systems that use argon gas, which usually requires the use of 2-3 needles for a procedure on the same tumors size

*Results reported by Professor E. Fukuma at the International Cryosurgery Society Convention, September 2019
**Presented at the European Association of Urology Conference, March 2019
*** Nomori H, Yamazaki I, Shiraishi A, Adachi T, Kanno M. Cryoablation for T1N0M0 non-small cell lung cancer using liquid nitrogen. Eur J Radiol. 2020;133:109334. doi:10.1016/j.ejrad.2020.109334

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ProSense is Superior to Competing Thermal Ablation Technologies

	Cryoablation IceCure ProSense®	Thermal Ablation (Radiofrequency & Microwave)
Pain	Minimal to no pain*	Very painful
Anesthesia	Local	High amount to general
Visualization	Excellent contour under Ultrasound & CT	Limited visualization
Accuracy	High	Low
Immune Response	Positive stimulation	Limited
Procedure Time	10 – 40 min	10 – 30 min

* freezing effect on tissue from cryoablation produces less pain compared to heat ablation

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ProSense® - Advanced Cryoablation Technology

Superior Liquid Nitrogen (LN2) technology for optimal tumor destruction*



Temperature (°c)
40
20
0
-20
-40
-60
-80
-100
-120
-140
-160
-180
-200
0 1 2 3 4 5 6 7 8 9 10
Time (Minutes)
IceCure system
Argon system
Other LN2 systems
Achieves rapid temperature decrease at the beginning of the freeze cycle
Lower stable temperatures

- Rapid cooling
- Lower and more stable temperatures
- Larger lethal zone
- LN2 less expensive vs. Argon
- LN2's lower pressure ideal for in office setting vs high pressure Argon

*Data source: Other LN2 systems – Internal IceCure testing of competitor device in 2021; Argon system – data from competitor product brochure.

IceCure Innovating Cryotherapy Solutions

Breast Tumor Market Activities 10 Nasdaq & TASE: ICCM

Challenges in Breast Cancer Surgery (Lumpectomy) • Cost • Cosmetic outcome • 14% - 20% of patients undergo re - excision after lumpectomy due to unclear margins* • Recovery time • Use of operating rooms places an additional strain on hospital resources * https://link.springer.com/article/10.1245/s10434 - 019 - 07247 - 5 ; https://ascopubs.org/doi/abs/10.1200/JCO.2020.38.15_suppl.576 Nasdaq & TASE: ICCM 11

ProSense® - Value for All



Patient

- ✓ LN2* - Maximum Efficacy
- ✓ Non-surgical
- ✓ Cosmetically Superior
- ✓ Safer, Simpler, Faster & Painless
- ✓ Immediate Recovery
- ✓ Preventing Re-excision After Lumpectomy for Breast Cancer**



Physician

- ✓ Easy to Use, In-office Procedure
- ✓ Low Risk, Safe Procedure
- ✓ LN2 – Maximum Efficacy
- ✓ Faster - More Patients
- ✓ Increased ROI



Insurer

- ✓ Lower Reimbursement Expense Vs. Surgery
- ✓ In-Office Procedure
- ✓ Immediate Recovery
- ✓ LN2 – Maximum Efficacy
- ✓ Patient Demand Drives Reimbursement
- ✓ Value Based Care


EMERGENCY

Healthcare Provider

- ✓ Patient Demand Drives Reimbursement
- ✓ Faster, In-Office Procedure
- ✓ Low Risk Safe Procedure
- ✓ No New Infrastructure
- ✓ Environmentally & Storage Friendly

*LN2, liquid nitrogen **https://link.springer.com/article/10.1245/s10434-019-07247-5; https://ascopubs.org/doi/abs/576.suppl_2020.38.15.JCO/10.1200

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Unique Value Proposition
ICE3: Landmark U.S. Breast Cancer Trial

Largest USA controlled multicenter clinical trial ever performed for LN_2 based cryoablation of small, low-risk, early-stage malignant breast tumors as an alternative to surgery

"Cryoablation potentially represents a dramatic improvement in care for appropriate low-risk patients, and at three years post-treatment, the ICE3 trial results are extremely positive. The non-invasive procedure is fast, painless and can be delivered under local anesthesia in a doctor's office. Recovery time is minimal and cosmetic outcomes are excellent with little loss of breast tissue and no scarring. Now, this trial is underscoring the efficacy and safety of the procedure for this patient group."



Interim results presented in April 2021 ASBrS Meeting by ICE3 investigator Richard E Fine, MD, FACS

View full ASBrS Press Release

View article "Cryoablation Without Excision for Low-Risk, Early-Stage Breast Cancer: 3-Year Interim Analysis of Ipsilateral Breast Tumor Recurrence in the ICE3 Trial"

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ICE 3 : U.S. Breast Cancer Trial Delivers Interim Results x Submitted a pre - submission package to FDA on November 24 , 2021 x Proposed an intended use for early - stage breast cancer and high risk to surgery x Suggested a De Novo classification, including a request for a sprint discussion under FDA procedures 19 Hospitals (Incl. Columbia University Medical Center and Mount Sinai Beth Israel) Patients Results 194 Eligible Patients 82 Patients Followed For 5 Years* *By June 2022 98 % Doctor satisfaction with cosmetic results 97.94 % Recurrence free as of April 2021 190 out of the 194 eligible patients did not have recurrence 95 % Patient satisfaction with cosmetic results 100 % Safe procedure No significant device - related adverse events or complications have been reported No scarring or change to the shape and size of the breast Nasdaq & TASE: ICCM 14

Breast Cancer & Benign Tumors U.S. Strategy

FDA U.S. FOOD & DRUG ADMINISTRATION

THE AMERICAN SOCIETY OF Breast Surgeons



340,000 new breast cancer cases estimated in 2022***

Fibroadenoma, Est. 10% of female pop.****

Regulatory Strategy

- ✓ FDA clearance for general minimally-invasive cryoablation applications
- ✓ FDA clearance for fibroadenoma (benign breast tumors) cryoablation
- ✓ Completed ICE3 study enrollment, promising interim results presented at the 2021 ASBrS Annual Meeting
- ✓ Targeting FDA approval for early-stage and high risk to surgery breast cancer specific cryoablation applications
- ✓ FDA granted ProSense® **Breakthrough Devices Designation*** for proposed indications, including for use in the treatment of T1 invasive breast cancer and/or breast cancer not suitable for surgical alternatives

Market access

- ✓ Exploring Strategic Partnerships
- ✓ Targeting registry clinical trial with the ASBrS
- ✓ Targeting ASBrS guidelines amendment following trial results
- ✓ CPT III** for breast cancer since 2019 following collaboration with ASBrS
- ✓ Health economics prior to CPT I (RHEMA – Reimbursement, Health economics & Market access)
- ✓ Targeting CPT I approval providing reimbursement

*BDD is not an FDA Approval, but a designation granted that can expedite the path to marketing clearance for the breast cancer indication **CPT or Current Procedural Terminology is a medical code used by physicians, health insurance companies and accreditation organizations for reimbursement *** American Cancer Society – About Breast Cancer. - https://www.cancer.org/content/dam/CRC/PDF/Public/8577.00.pdf ****https://www.ncbi.nlm.nih.gov/books/NBK535345/#article-18600

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Breast Cancer - China Strategy

国家药品监督管理局
National Medical Products Administration

Shanghai Medtronic
Zhikang Medical Devices Co. Ltd



416,371 new breast cancer cases in 2020*

*https://gco.iarc.fr/today/data/factsheets/populations/160-china-fact-sheets.pdf

Regulatory strategy

- ✓ Console approved by the National Medical Products Administration (NMPA)
- ✓ Initiated a registration process for the disposable probes, estimated end of 2022
- ✓ Approved in Hong Kong

Go to market

- ✓ Shanghai Medtronic Zhikang Medical Devices Co. Ltd. – signed exclusive distribution agreement with a minimum purchase target of $3.5M in the first 3 years
- ✓ Soft launch – first consoles were sold in Dec 2019 for independent study for breast cancer to a leading breast cancer hospital
- ✓ Ongoing independent clinical trial in two sites, Hong Kong and Shenzhen

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Breast Cancer - Japan Terumo Agreement

Exclusive strategic distribution agreement with Terumo to accelerate commercialization of ProSense® in Japan, Singapore, and Thailand

For >6 years ProSense® has been sold through a Private Import License—now leveraging agreement with Terumo to expand distribution and acquire PDMA approval

TERUMO

$ 29B* market cap;
$ 5.9B annual revenue
(2019/2020)



92,024 new breast cancer cases in 2020**

*As of February 2021

**https://gco.iarc.fr/today/data/factsheets/populations/392-japan-fact-sheets.pdf

Total proceeds of $ 13.2M for the initial term

- ✓ $ 5M for initial order and milestone-based payments
- ✓ $ 4M received

Key terms:

- ✓ Exclusive distribution of ProSense® for breast cancer in Japan & Singapore for 5 years post regulatory approval in Japan
- ✓ Responsible for Japanese regulatory and reimbursement approvals
- ✓ Exclusive distribution in Thailand for 6 years. Total proceeds of $ 7.2M for the initial term

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FIBROADENOMAS 18 Nasdaq & TASE: ICCM

ProSense®: Becoming the Standard in Fibroadenoma Therapy

Treating fibroadenomas successfully since clinical trials began in 2012



60 patients who underwent office-based treatment reported:
(ProSense® cryoablation treatment under ultrasound guidance)

- Minimally invasive, in-office alternative to surgical excision
- Strong clinical support from multi-center trial
- Lesions tended to disappear progressively
- 75% were not palpable at 12-month follow up

Overview of benign breast disease | Author: Michael S Sabel, MD, Section Editor: Anees B Chagpar, MD, MSc, MA, MPH, MBA, FACS, FRCS(C) | Deputy Editor: Wenliang Chen, MD, PhD

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Kidney Cancer Lung Cancer Bone Cancer Liver Cancer Interventional Radiology Nasdaq & TASE: ICCM  Nasdaq & TASE: ICCM

Interventional Radiology: Expanding Product Line

Over 500,000 new people each year are diagnosed with kidney, lung, liver and prostate cancer in the U.S. alone

>2.5M new cases of lung cancer globally by 2025*

- **Japan Independent Clinical Trial** 101 patients from 2013 – 2019
- Patients with tumor size up to 1.2 cm – no recurrence; Patients with tumor size between 1.3 – 1.7cm, 1 recurrence (4%); Patients with tumor size larger than 1.8 cm – 9 recurrences (33%) indicating local control to be better in smaller tumors (p<0.001) cryoablation treatment with only one needle for the majority of patients in the trial represented an advantage in comparison to systems that use argon gas, which usually requires the use of 2 – 3 needles for a same size procedure**

488K new cases of kidney cancer globally by 2025*

- **ICE Secret Trial (Israel)** 120 patients; 141 small kidney masses (≤ 4cm) treated; ***93% lack of enhancement*** on CT or MRI in (42 of 45) of cases at 1 year follow-up (average follow-up period was 18.2 months)***
- FDA approval for kidney and liver as of Dec 2019
- CPT1 reimbursement in the US

Pain care for bone cancer metastasis

- CPT2 reimbursement in the USA
- CE approval, actively being used for procedures in EU

**Presented at the European Association of Urology Conference, March 2019

*** Nomori H, Yamazaki I, Shiraishi A, Adachi T, Kanno M. Cryoablation for T1N0M0 non-small cell lung cancer using liquid nitrogen. Eur J Radiol. 2020;133:109334. doi:10.1016/j.ejrad.2020.109334

*https://gco.iarc.fr/tomorrow/en/dataviz/isotype

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Interventional Radiology - USA Strategy

FDA U.S. FOOD & DRUG ADMINISTRATION



42K Liver cancer patients**
74K Kidney cancer patients**

Regulatory Strategy

- ✓ FDA approval for general minimally-invasive cryoablation applications
- ✓ FDA approval for kidney and liver as of Dec 2019
- ✓ FDA granted ProSense® **Breakthrough Devices Designation** for proposed indications, including for use in the treatment of prostate, kidney, and liver tumors

Strategic Partnerships

- ✓ CPT1* approval and coverage for Cryo treatments of kidney, liver, lung & bone
- ✓ CPT2 approval and coverage for Cryo treatments of bone cancer

*CPT or Current Procedure Terminology is a medical code used by physicians, health insurance companies and accreditation organizations

** American Cancer Society.s6

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Business Model – Revenue Generators Console and consumable probe business model Direct sales and via distributors x Direct sales to hospitals, clinics and doctor offices x Reselling to distributors x Used as a mobile device in different hospitals, clinics, doctor offices in Europe Console related revenues x Sales of consoles x Consoles loaned for a minimum purchase of probes per month x Service & maintenance – recurring revenue x Accessories Probes and introducers x Recurring Revenue Nasdaq & TASE: ICCM 23

2018 2019 2020 2021 $ 3.9 M $ 1.6 M $ 1. ϭ M $ 4.1 M Well - Financed to Advance Commercialization of ProSense ® In 2021 , raised $ 32 M (gross) in private placement and Nasdaq offering led by three accredited investors as well as the controlling shareholder of IceCure Total Sales (USD) Well positioned for 2022 Cash ( 3 / 31 / 22 )* $ 22.4 M Revenues (YE 12 / 31 / 21 )* $ 4.1 M Price ( 6 / 13 / 22 ) $ 1.86 Market Cap ( 2 / 15 / 22 ) $ 66 M Avg. Daily Trading Volume ( 3 months) 28 K *Preliminary estimates based on currently available information. Final results may vary from the preliminary estimates Nasdaq & TASE: ICCM 24

Global Presence of IceCure Technology JAPAN HONG KONG THAILAND SINGAPORE AUSTRALIA ISRAEL HUNGARY ROMANIA GERMANY ITALY SPAIN UNITED STATES COSTA RICA SOUTH AFRICA CHINA INDIA TURKEY FRANCE TAIWAN  POLAND NETHERLANDS Nasdaq & TASE: ICCM

Proven Leadership Team



Ron Mayron, Chairman of the Board

Served for 20 years in several positions at Teva including as VP – Israel & Africa & CEO of Teva Israel



Eyal Shamir, CEO

Over 15 years as CEO of medical device companies (B-Cure Laser, Hanita Lenses etc.)



Ronen Tsimerman, CFO and COO

Over 15 years' experience as a CFO of public and private companies



Merav Nir Dotan, VP Human Resources

Over 20 years of experience in human resources and organizational management



Shay Levav, VP Clinical, Regulatory & QA

Nearly 20 years' experience in regulatory and quality assurance in the healthcare sector



Tlalit Bussi Tel-Tzure, VP Biz Dev & Marketing

Over 15 years' experience in Sales, Biz Dev & Marketing in medical devices



Naum Muchnick, VP R&D

Over 14 years with GE UltraSound

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ProSense® Freezing Cancer In Its Tracks 27 EYAL Shamir – CEO E: eyals@icecure - medical.com Ronen Tsimerman – CFO/COO E: ronent@icecure - medical.com T: + 972 - 4 - 623 - 0333 THANK YOU Nasdaq & TASE: ICCM